UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For June 30, 2021

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(FKA HUAHUI EDUCATION GROUP CORPORATION)

(Translation of registrant’s name into English)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TABLE OF CONTENTS

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2021

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HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
	Unaudited	Audited
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	289,899	298,106
Accounts receivable	112,481	125,105
Other receivables	270,585	268,089
Prepaid expenses and other current assets	26,382	68,367
Total current assets	699,347	759,667

Non-current assets:
Leasehold improvements and equipment, net	42,588	53,976
Operating lease right-of-use assets	594,000	712,088
Total non-current assets	636,588	766,064
Total assets	1,335,935	1,525,731

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	302,885	253,889
Accounts payable, other payables and accruals	149,534	179,077
Current operating lease liabilities	253,847	270,556
Income tax payable	1,600	16,509
Amount due to related parties	499,993	388,839
Total current liabilities	1,207,859	1,108,870

Non-current liabilities:
Non-current operating lease liabilities	340,153	441,532
Total non-current liabilities	340,153	441,532
Total liabilities	1,548,012	1,550,402

Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the six months ended June 30, 2021 and the year ended December 31, 2020)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	27,504	23,751
Retained earnings	(268,714)	(77,555)
Total equity	(212,077)	(24,671)
Total liabilities and equity	1,335,935	1,525,731

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	For The Six Months Ended
	June 30, 2021	June 30, 2020
	USD	USD
Revenue	726,422	205,164
Cost of Revenue	(222,206)	(88,888)
Gross profit	504,216	116,276

Selling and marketing expenses	(3,580)	(154)
General and administrative expenses	(648,667)	(537,862)
Loss on disposal of a subsidiary	(42,346)	-
Operating loss	(190,377)	(421,740)

Other income(expenses), net	2,447	(1,547)
Loss before income taxes	(187,930)	(423,287)

Income tax (expenses) benefits	(3,229)	9,866
Net loss	(191,159)	(413,421)

Foreign currency translation differences	3,753	(5,347)
Total comprehensive loss for the years	(187,406)	(418,768)

Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Loss)	Total Equity (Deficit)
	USD	USD	USD	USD	USD

Balance at January 1, 2020 (Audited)	30,273	(1,140)	89	163,025	192,247
Income for the year	-	-	-	(413,421)	(413,421)
Foreign currency translation gain	-	-	(5,347)	-	(5,347)
Balance at June 30, 2020 (Unaudited)	30,273	(1,140)	(5,258)	(250,396)	(226,521)

Balance at January 1, 2021 (Audited)	30,273	(1,140)	23,751	(77,555)	(24,671)
Income for the year	-	-	-	(191,159)	(191,159)
Foreign currency translation gain	-	-	3,753	-	3,753
Balance at June 30, 2021 (Unaudited)	30,273	(1,140)	27,504	(268,714)	(212,077)

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	For the six months ended
	June 30, 2021	June 30, 2020
	USD	USD
Cash flows from operating activities:
Net loss	(191,159)	(413,421)
Adjustments for:
Depreciation expense	26,014	19,502
Loss on disposal of a subsidiary	42,346
Deferred taxes	-	(7,964)
Changes in:
Accounts receivable	13,951	(27,941)
Other receivables	410	(190,068)
Prepaid expenses and other current assets	42,639	16,305
Other payables and accruals	(46,479)	(121,240)
Deferred revenue	46,147	(79,937)
Net cash (used in) operating activities	(66,131)	(804,764)
Cash flows from investing activities:
Additions to leasehold improvements and equipment	(56,616)	(1,047)
Proceeds from disposal of a subsidiary	307	-
Net cash used in investing activities	(56,309)	(1,047)
Cash flows from financing activities:
Proceeds from advances from related parties	111,059	60,627
Repayment of advances to related parties	-	(170,593)
Net cash (used in) provided by financing activities	111,059	(109,966)
Effect of exchange rate changes on cash and cash equivalents	3,174	(13,299)
Net (decrease) in cash and cash equivalents	(8,207)	(929,076)
Cash and cash equivalents at the beginning of period	298,106	1,165,793
Cash and cash equivalents at the end of period	289,899	236,717
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	608,147	97,352

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020 (UNAUDITED)

1.	DESCRIPTION OF BUSINESS

HUAHUI EDUCATION GROUP CORPORATION, formerly DUONAS CORP. (“HHEG Nevada” or “Nevada Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

A change of control took place on November 2, 2017 from Vladyslav Beinars. Control was obtained by the sale of 2,000,000 shares of Nevada Company common stock from Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released Nevada Company from all debts owed.

Through October 22, 2017, Nevada Company’s primary business activity was production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof. Subsequently, Nevada Company’s operations were determined and structured by the new investor group. As such, at December 31, 2018, Nevada Company accounted for the related assets, liabilities and results of operations up to October 22, 2017 as discontinued operations.

On February 22, 2019, Nevada Company completed the process of redomiciling from Nevada to the Cayman Islands. The Board of Directors had established a wholly owned subsidiary in the Cayman Islands named HUAHUI EDUCATION GROUP LIMITED (“HHEG Cayman” or the “Company”), and merged Nevada Company into HHEG Cayman. HHEG Cayman is the surviving company. There was no change in the number of outstanding shares of Nevada Company’s Common Stock and each share of HHEG Nevada Common Stock was converted into one ordinary share of HHEG Cayman.

On July 2, 2019, the Company’s Board of Directors unanimously approved modifying the Company’s accounting fiscal year end from June 30 to December 31.

On July 3, 2019 (the “Closing Date”), HHEG Cayman, an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD, (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. After the closing, the HGSL Shareholders own approximately 99.1% of the Company’s outstanding shares and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly owned subsidiary of the Company and ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD (“ZDSE”), HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange caused the Company to cease to be a shell company.

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ZDSE was incorporated as a limited company in the Peoples’ Republic of China (the “PRC”) on January 19, 2016. ZDSE is a professional management coaching organization engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

The Company’s second operating subsidiary, Shenzhen Huahui Media Technology Co., Ltd. (“HHMT”), was established on August 25, 2020 under the laws of the PRC and commenced operations at that time. HHMT’s business includes: cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment and technology development, sales and leasing; door-to-door integration of multimedia teaching systems installation, on-site maintenance, etc. In addition, Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), which previously conducted only minor operations providing administrative services for the Company, commenced providing consulting services on November 1, 2020.

As of June 30, 2021, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Investment holding; consulting services
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Investment holding
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%	Educational services
Huahui Technology (HK) Co., Limited (“HTHK”)	March 25, 2020	N/A	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	July 8, 2020	N/A	PRC	100%	Investment holding
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	July 8, 2020	N/A	PRC	100%	Investment holding
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	August 25, 2020	N/A	PRC	100%	Event planning and production; business planning
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	December 28, 2020	N/A	PRC	100%	Investment holding
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	December 29, 2020	N/A	PRC	100%	Investment holding

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company and have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

(b)	Going Concern

The Company incurred a net loss of $191,159 for the six months ended June 30, 2021. As of June 30, 2021, the Company had net current liability of $508,512 and a deficit on total equity of $212,077. Net cash used in operating activities was $66,131 for the six months ended June 30, 2021.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the CEO. During the year, the CEO has provided financial support for the operations of the Company. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the CEO has indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Control exists when the Company has the power over the entity, exposure or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the valuation allowance for deferred tax assets, economic lives and impairment of leasehold improvements and equipment, allowance for doubtful accounts, etc. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

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(e)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

(f)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at June 30, 2021 and 2020.

The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorized to conduct foreign exchange business.

(g)	Leasehold Improvement and Equipment

An item of leasehold improvement and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of an item of leasehold improvement and equipment comprises its purchase price, import duties and non-refundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of leasehold improvement and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is calculated on the straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Leasehold improvement	Shorter of the lease term or estimated useful life
Furniture and education equipment	5 years
Computer equipment and software	3-5 years

The assets’ residual value, useful lives and depreciation method are regularly reviewed.

(h)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment, such as an evidence of obsolescence or physical damage of an asset or significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of the asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2021 and 2020.

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(i)	Value added tax (“VAT”)

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued a circular on the Full Implementation of the Business Tax Levy of VAT Pilots, under which pilots for the change of business tax to VAT have been fully promoted throughout the country since May 1, 2016. All business tax taxpayers, including ZDSE, were included in the scope of the pilot and were changed from paying business tax to paying VAT. According to notice No.36 (2016) issued by the Ministry of Finance and the State Administration of Taxation, the Comprehensive Project replaces Business Tax with Value-added Tax.

According to notice No. 13 (2019), VAT small-scale taxpayers with monthly sales of less than RMB 100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to March 31, 2021. From April 1, 2021 to December 31, 2022, small-scale VAT taxpayers with monthly sales of less than RMB150,000 are exempted from VAT.

To support the novel coronavirus pneumonia prevention and control, and accelerate the resumption of work, the rate of small-scale VAT is reduced from 3% to 1% (Announcement on the value added tax policy of supporting individual industrial and commercial households to return to work—Announcement No.13, 2020 of the Ministry of Finance and the State Administration of Taxation). This preferential tax rate will be implemented until December 31, 2021(Announcement No.7, 2021). All of HHEG’s subsidiaries in China are currently subject to the 1% value-added tax for business (small-scale VAT taxpayers with monthly sales of RMB 150,000 or more).

(j)	Income Recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The Company’s educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

Revenue is generated through delivery of services. Revenue is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the services in the contract;

(ii)	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers as services are performed over the remaining contractual terms.

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For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

(k)	Operating leases

The Company determines if an arrangement contains a lease at inception. The Company elected the practical expedient, for all asset classes, to account for each lease component of a contract and its associated non-lease components as a single lease component, rather than allocating a standalone value to each component of a lease. For purposes of calculating operating lease obligations under the standard, the Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company’s leases do not contain material residual value guarantees or material restrictive covenants. Operating lease expense is recognized on a straight-line basis over the lease terms. The discount rate used to measure a lease obligation is usually the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

(l)	Earnings Per Share

The Company reports earnings per share in accordance with ASC 260 “Earnings Per Share,” which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the reporting period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Further, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of a basic and diluted earnings per share shall be adjusted retrospectively for all periods presented to reflect that change in capital structure.

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s ordinary shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive ordinary shares as of June 30, 2021.

(m)	Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar and the functional currency is the Chinese Renminbi (“RMB”). All assets and liabilities are translated at exchange rates at the balance sheet date, revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

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Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the statements of operations.

The exchange rates utilized as follows:

	2021H1	2020H1
Year-end RMB exchange rate	6.4586	7.0343
Average annual RMB exchange rate	6.4719	7.0650

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(n)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. 100%of the Company’s cash and cash equivalents are in RMB as of June 30, 2021 and 2020, respectively.

(o)	Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(p)	Fair Value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, other receivables, amount due to related parties and accounts payable. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, amount due to related parties and accounts payable approximate their fair values due to the short-term maturities of these instruments.

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(q)	Income Taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations in the period of change.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of June 30, 2021 and December 31, 2020 as the amounts were immaterial.

(r)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

(s)	Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivables and other receivables.

As of June 30, 2021, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts Receivable represent tuition fees of ZDH and the planning service fee of HHMT due from customers that typically are collected within a short period of time. Other receivables mainly represent short-term loans to other companies with interest charged, rental and utilities deposit. Management believes it has no significant risk related to its concentration within its accounts receivable.

The Company did not have any customers constituting 10% or more of the net revenues during the six months ended June 30, 2021.

(t)	Impact of Covid-19

Novel coronavirus (“COVID-19”) spread rapidly to many parts of China and other parts of the world in the first quarter of calendar year 2020. The epidemic resulted in quarantines, travel restrictions and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Revenue of the first half of 2021 increased by 254% compared with that of 2020, to basically the same level as that of 2019. Although in the first half of 2021 the Company’s operating subsidiaries were able to operate normally most of the time, the epidemic situation and relevant government regulations may change at any time, and the extent of the future business disruptions and related financial impact cannot be reasonably estimated at this time because of the significant uncertainties surrounding the COVID-19 outbreak.

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(u)	Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(v)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after January 1, 2023, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

3.	LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	June 30, 2021	December 31,2020
Furniture and education equipment	$22,367	$13,703
Computer equipment and software	71,553	70,586
Leasehold improvements	71,579	70,811
	$165,499	$155,100
Less: accumulated depreciation	(122,911)	(101,124)
	$42,588	$53,976

Depreciation expense for the six months ended June 30, 2021 and 2020 was $26,014 and $19,502, respectively. The Company did not record any long-lived asset impairment losses during the six months ended June 30, 2021 and the year ended December 31, 2020.

4.	ACCOUNTS RECEIVABLE

The accounts receivable and allowance balances at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Accounts receivable	$112,481	$125,105
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$112,481	$125,105

No allowance for doubtful accounts was made during the six months ended June 30, 2021 and the year ended December 31, 2020.

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5.	OTHER RECEIVABLES

Other receivables mainly comprise short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd., and rental and utilities deposits paid for the Guangzhou and Liaoning office, which are fully refundable. Short term loan amounting to RMB1.3 million is unsecured, has tenure from December 16, 2020 to December 16, 2021 and bears interest at 0.7% per month.

6.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	June 30, 2021	December 31, 2020
Accounts payable (a)	$51,961	$27,769
Accrued payroll and welfare payable	42,005	85,362
VAT and other taxes payable	3,379	7,416
Others (b)	52,189	58,530
	$149,534	$179,077

(a)	Accounts payable primarily include supplier’s service charge to HHMT and decoration fee payable by ZDSE.
(b)	Others primarily include office rental and property management fee payable by ZDH’s subsidiaries.

7.	INCOME TAXES

Cayman Islands

In February 2019, HHEG Nevada was redomiciled from Nevada to the Cayman Islands by means of a merger with and into HHEG Cayman, a tax-exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of its shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of its shares, nor will gains derived from the disposal of its shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in the Cayman Islands has been made as the Company had no taxable income for the six months ended June 30, 2021 and 2020.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, the Company and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as the Company and HGCL had no taxable income for the six months ended June 30, 2021 and 2020.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the six months ended June 30, 2021 and 2020.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises or qualified for small-scale enterprises, or granted preferential tax treatment.

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ZDSE and HHMT enjoy a preferential tax rate of 2.5% for the six months ended June 30, 2021 and 10% for the year ended December 31, 2020.

No provision for income taxes has been made on the other companies in the PRC.

Income tax expense (benefits)

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Current tax expense (benefits)	$3,229	$(1,902)
Deferred tax (benefit) expense	-	(7,964)
	$3,229	$(9,866)

Income taxes of ZDSE and HHMT are accrued at the tax rate of 2.5%. The deferred income tax assets of ZDSE are calculated according to the preferential tax rate of 5% for the six months ended June 30, 2020.

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Loss before tax	$(187,930)	$(423,287)
Tax (credit) calculated at statutory tax rate (25%)	(46,983)	(105,822)
Valuation allowance	50,212	95,956
	$3,229	$(9,866)

The Company’s other subsidiaries have not recognized deferred income tax assets as of June 30, 2021 and December 31, 2020.

8. Loss on disposal of a subsidiary

In June, 2021, ZDSE sold 100% equity interest in Shenzhen Zhengxinhui Education Technology Co., Ltd.(“Zhengxinhui”) to Xuyao (a unrelated third party), for a cash consideration of US$310. As of the disposal date, Zhengxinhui had net assets $42,656. The disposal loss recognized by the Group was US$42,346 and was recorded in the consolidated statements of operations for the six months ended June 30, 2021.

Financial position of Zhengxinhui	June 28, 2021, date of disposal
Current assets	$3
Non Current assets	$42,653
Net Assets	$42,656
Cash Consideration	$310
Loss on disposal	$42,346

9. LEASES

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

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The Company leased various training centers in the PRC. Rent expense for the six months ended June 30, 2021 was $198,713. The Company has three operating leases with lease terms of more than one year, which are classified as operating leases. The longest lease term expires in September 2025. There are no residual value guarantees and no restrictions or covenants imposed by the lease. The Company has $594,000 of right-of-use assets, $253,847 in current operating lease liabilities and $340,153 in non-current operating lease liabilities as of June 30, 2021.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining: (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of June 30, 2021	As of December 31, 2020
Within 1 year	275,792	295,108
After 1 year but within 5 years	367,376	477,773
Total lease payments	643,168	772,881
Less: imputed interest	(49,168)	(60,793)
Total lease obligations	594,000	712,088
Less: current obligations	(253,847)	(270,556)
Long-term lease obligations	340,153	441,532

Other information:

	For the six months ended
	June 30, 2021	June 30, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	160,857	73,763
Right-of-use assets obtained in exchange for operating lease liabilities	608,147	97,352
Remaining lease term for operating lease (years)	0.75 to 4.25	1.75 to 2.17
Weighted average discount rate for operating lease	4.75%	4.75%

10. RELATED PARTY TRANSACTIONS

(a) The Company had the following balances due to related parties:

	Relationship	June 30, 2021	December 31, 2020
Junze Zhang	Shareholder and director of the Company	484,510	388,839

Qing Zuo	Chairman of the Board of ZDSE since December 20, 2018	15,483	-
Total		$499,993	$388,839

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

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(b)	Transactions

	For the six months ended June 30,
	2021	2020
Repayment to related parties
Junze Zhang	$-	$170,593
Mengling Zhang(1)	-	5,956
	$-	$176,549

Cash advance from related parties
Qing Zuo	$15,451	$-
Junze Zhang	95,608	60,627
Mengling Zhang(1)	-	5,956
	$111,059	$66,583

(1)	Amounts advanced by and repaid to Mengling Zhang are included in the Unaudited Consolidated Statements of Cash Flows under Cash Flows from Operating Activities as they related to operating, and not financing, activities.

11 RESERVES

(a)	Legal reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the six months ended June 30, 2021 and 2020, the Company did not accrue any legal reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

12 SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations from June 30, 2021 to the date the financial statements were issued and has determined that the Company does not have any material subsequent events to disclose in these financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated results of operations of the Company and its subsidiaries for the six months ended June 30, 2021 and 2020 and the consolidated financial condition as of June 30, 2021 should be read in conjunction with the Company’s consolidated financial statements and the notes to those financial statements that are included in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements.

Neither the Company nor HGSL conducts any substantive operations of its own; the Company conducts its primary business operations through ZDSE. ZDSE was incorporated in Shenzhen under the laws of the PRC on January 19, 2016 and was acquired by HGSL on June 28, 2018. ZDSE is engaged in providing executive coaching services in the PRC and in consulting. On August 25, 2020, the Company formed HHMT as a wholly owned subsidiary of HSEC. In addition, HEMC, which previously conducted only minor operations providing administrative services for the Company, commenced providing consulting services on November 1, 2020. HHMT and HEMC’s financial data have been included in the Company’s consolidated financial statements as of and for the six months ended June 30, 2021.

OVERVIEW

Financial Highlights for the Six Months Ended June 30, 2021

● Net revenues increased by 254% to $726,422, compared with $205,164 for the first half of fiscal year 2020.

● Operating loss was $190,377, compared with an operating loss of $421,740 in the same period of 2020.

● Net loss was $191,159, compared with a net loss of $413,421 in the same period of 2020.

● Cash used in operating activities was $66,131, compared with $804,764 used in operating activities in the same period of 2020.

● Number of trainees increased by 93% to 530, compared with 275 for the first half of fiscal year 2020.

Impact from COVID-19

The COVID-19 pandemic adversely affected the Company’s operations during the first six months of both 2021 and 2020, as the Company took measures to temporarily suspend operations at its facilities in accordance with government requirements to contain the outbreak. Although, as of the date of this Report, ZDSE’s operations have returned to normal, there can be no assurance that the coronavirus pandemic, or another future epidemic, will not cause future disruptions to the company’s operations.

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to the Company or ZDSE, as appropriate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. Actual results could differ from those estimates made by management.

Our significant accounting policies are described in note 2 to our consolidated financial statements.

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RESULTS OF OPERATIONS - HUAHUI EDUCATION GROUP LIMITED

The following discussion should be read in conjunction with the consolidated financial statements of Huahui Education Group Limited included in this Report.

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For The Six Months Ended June 30,
	2021	2020	Pct. Change
Revenue	726,422	205,164	254%
Operating (loss) income	(190,377)	(421,740)	-57%
Net (loss) income	(191,159)	(413,421)	-56%
Number of trainees	530	275	93%

For the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

Revenue

Net revenue for the six months ended June 30, 2021 was $726,422, compared to $205,164 for the six months ended June 30, 2020, an increase of $521,258 or 254%.

ZDSE’s revenue in the first half of 2021 was $531,121, compared to $201,223 for the first half of 2020. The increase was due to the fact that our operating subsidiaries were able to conduct business during most of the first half of 2021, whereas the COVID-19 epidemic prevented them from doing business during most of the first half of 2020. In addition, two new businesses were launched in the second half of 2020 by HEMC and HHMT. In the first half of 2021, the consulting service revenue of HEMC was $64,254 and the exhibition planning service revenue of HHMT was $131,047.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2021 was $222,206, compared to $88,888 for the six months ended June 30, 2020, an increase of $133,318, or 150%.

The revenue of ZDSE increased by 164% in the first half of 2021, but the cost only increased by 68%, because although the company did not operate during most of the first half of 2020, some fixed labor costs and other expenses still had to be paid. In addition, the corresponding cost of the consulting service revenue is not recorded because the personnel providing the services are the management personnel of the Group, and their labor costs are included in general and administrative expenses.

Operating Expenses

Selling and marketing expenses for the six months ended June 30, 2021 were $3,580, compared to $154 for the same period of 2020, an increase of $3,426 or 2,224%, because the increase in revenue necessitated an increase in expenses.

General and administrative expenses for the six months ended June 30, 2021 were $648,667, compared to $537,862 for the same period of 2020, an increase of $110,805, or 21%. The increase in general and administrative expenses is primarily due to increases in personnel wages and rental expenses, that resulted from rent reduction policies and a salary reduction for employees when operations were temporarily suspended in the first half of 2020 that were not in effect during the first half of 2021.

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The following table sets forth the main components of our general and administrative expenses for the six-month periods ended June 30, 2021 and 2020.

	For the Six Months Ended June 30, 2021		For the Six Months Ended June 30, 2020
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$257,264	40%	$168,265	31%
Depreciation and amortization	28,045	4%	19,502	4%
Travel and accommodations	8,061	1%	5,641	1%
Rental expenses	202,022	31%	165,791	31%
Office expenses	48,550	7%	42,059	8%
Legal and professional fees	29,317	5%	54,814	10%
Consulting service fee	-	-	16,288	3%
Audit Fee	15,102	2%	29,921	6%
Other	60,307	10%	35,581	6%
Total general and administrative expenses	$648,667	100%	$537,862	100%

Operating Loss

Operating loss for the first half of 2021 was $190,377, compared with a loss from operations of $421,740 in the first half of 2020. Although revenue in the first half of 2021 increased compared with that in 2020, the Company’s operations had not recovered from the impact of the COVID-19 epidemic sufficiently to generate a profit.

In addition, the Company sustained a loss on disposal of a subsidiary for the six months ended June 30, 2021 of $42,656. Shenzhen Zhengxinhui Education Technology Co., Ltd. (“Zhengxinhui”), a subsidiary of ZDSE, was established on February 26, 2021. In May and June of 2021, cases of COVID-19 in Shenzhen City and Guangzhou City, Guangdong resulted in the government prohibiting large gatherings (including dinner gatherings and training activities). Therefore, Zhengxinhui was not able to continue its educational operations. In addition, the company’s attempts to sublet its office in order to reduce rental expenses were unsuccessful. In order to prevent further losses, on June 28, 2021, ZDSE sold 100% equity of Zhengxinhui to an unrelated third party for cash consideration of $310. The disposal loss recognized by the Group was $42,346 and was recorded in the consolidated statements of operations for the six months ended June 30, 2021.

Net Loss

Net loss for the six months ended June 30, 2021 was $191,159, compared with a net loss of $413,421 for the same period of 2020.

Liquidity and Capital Resources

Sources of Liquidity

During the six months ended June 30, 2021, $66,131 cash was used in operating activities, compared to $804,764 used in operating activities during the six months ended June 30, 2020. The company resumed business and its operating income increased. $56,309 was used in investing activities during the six months ended June 30, 2021, as compared to $1,047 used in investing activities during the six months ended June 30, 2020, and $111,059 was used in financing activities, as compared to $109,996 used in financing activities during the six months ended June 30, 2020. The resulting change in cash for the six months ended June 30, 2021 was a decrease of $8,207, as compared to a decrease of $929,076 during the six months ended June 30, 2020. The cash and cash equivalents balance on January 1, 2021 was $298,106, and on June 30, 2021 it was $289,899. The net advances from related parties was $111,059, compared with $109,966 net repayments to related parties in the same period of 2020.

As of June 30, 2021, we had $1,548,012 in total liabilities, which was primarily comprised of amount due to related parties ($499,993), non-current operating lease liabilities ($340,153), deferred revenue ($302,885) and current operating lease liabilities ($253,847), as compared to $1,550,402 in total liabilities as of December 31, 2020, which was primarily comprised of non-current operating lease liabilities ($441,532), amount due to related parties ($388,839), current operating lease liabilities ($270,556) and deferred revenue ($253,889).

We had revenues of $726,422 and a net loss of $191,159 for the six month period ended June 30, 2021, compared to revenues of $205,164 and a net loss of $413,421 for the six month period ended June 30, 2020. In addition, we had a working capital deficit of $508,512 and a stockholders’ deficit of $212,077, compared to a working deficit of $349,203 and a stockholders’ deficit of $24,671 at December 31, 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 24, 2021

Huahui Education Group Limited (Registrant)

/s/ ZHANG Junze
Chief Executive Officer and President

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